Richard L. Leza, Jr.
2090 Liliano Drive
Sierra Madre, CA 91024

April 21, 2008

Via Overnight Mail

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549
Attn: Maryse Mills-Apenteng, Esq.

Re:	Rackable Systems, Inc.
Preliminary Proxy Statement PREC14A
Filed April 7, 2008
File No. 0-51333

Ladies and Gentlemen:

On behalf of myself, Richard L. Leza, Jr. (the “Registrant”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in its letter dated April 14, 2008 (the “Letter”) relating to the above-captioned filing of the Registrant. The numbers of my responses correspond to the numbers of the comments in the Letter. Please note that a hard copy of this letter, including the annotated Preliminary Proxy Statement and all of the attachments thereto, have been sent to you via overnight delivery.

General

          Comment

1.          On the cover page of the proxy statement, list all participants in the solicitation, as defined in Instruction 3 to Item 4 of Schedule 14A.

          Response

          Steve Montoya has been added. Please see the annotated proxy materials attached hereto.

          Comment

2.          Also on the cover page of the proxy statement, in addition to stating the number of directors to be elected at the next annual meeting, please state the total number of directors of Rackable Systems.

          Response

          Completed. Please see the annotated proxy materials attached hereto.

Richard L. Leza, Jr.

          Comment

3.          Throughout your proxy statement you refer to the “definitive proxy statement filed by Rackable Systems”, which has not yet been filed. To the extent you wish to rely on the company’s proxy statement to provide shareholders with some of the required disclosure specific to the company, including, but not limited to, the identity of shareholders owning more than 5% of the company’s securities, as well as other information about the Company and its officers and directors required by Schedule 14A, you must follow the procedure specified in Rule 14a-5(c). That is, you must refer to the information specifically and state that shareholders may find it in the company’s proxy statement. Note that we believe reliance on Rule 14a-5(c) before Rackable Systems distributes the information to security holders would be inappropriate. Once Rackable System’s proxy materials are available, consider whether it might be more helpful to readers to make specific references to the sections of their materials that you are directing them to read. Please confirm your understanding that you may not disseminate your materials until Rackable Systems has filed and mailed definitive proxy solicitation materials.

          Response

          Subsequent to my filing, Rackable Systems filed its own preliminary proxy statement on April 16, 2008. As a result, I have removed the word “definitive” and have gone throughout my filing to include the information contained therein, adding specific references to the sections of their materials that I am directing shareholders to read. Please see the annotated proxy materials attached hereto.

          Because I no longer refer to a definitive proxy statement filing that doesn’t exist, I believe I am now able to disseminate my materials without waiting until Rackable Systems mails its definitive proxy solicitation materials. Please advise.

Election of Directors, page 2

          Comment

4.          Please include a background section discussing your material relationship(s) with the company, your reasons for contesting the election of members to the board and your intentions and/or policy priorities, if elected to the board. Shareholders should understand the basis for the contested election as well as the implications of a vote in favor of your slate, which, if elected, would constitute a minority of the full board of directors. Since you and Mr. Montoya will make up a minority of the board even if elected, and discussion of your plans for the Company should be caveated by a statement that your ability to implement change will be limited by your minority status on the board.

          Response

          All material relationships with the company are disclosed in the “Information About the Leza Nominees” subsection, as well as “Additional Information About the Leza Nominees” subsection of Annex A. Because I have copied all of Annex A to this section (per Comment 5), I believe this Comment has now been addressed properly, but please comment in more detail if you feel this disclosure is still inadequate.

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Richard L. Leza, Jr.

          Our reasons for contesting the election of members of the board and our intentions and/or policy priorities, if elected to the board, as well as a caveat regarding our minority status, have been included in a new subsection titled, “Corporate Actions Proposed by the Leza Nominees.” Please see the annotated proxy materials attached hereto.

          Comment

5.          Please revise the disclosure to include in this section all of the information that relates to the election of directors. Specifically, please include here the information contained in Annex A relating to Messrs. Leza and Montoya and any arrangements, interests and transactions with Rackable Systems, Inc.

          Response

          I have copied the information in Annex A and added its entire contents to the end of this section. Please see the annotated proxy materials attached hereto and advise if I may now delete Annex A as redundant information, or if I should still leave it as is.

          Comment

6.          You disclose that you believe that Rackable Systems is designating seven incumbent nominees to stand for election “based on the most current information available.” Please disclose the source of this information.

          Response

          Subsequent to my filing, Rackable Systems filed its own preliminary proxy statement on April 16, 2008 confirming this number. As a result, I have gone throughout my filing and cited this source as my basis for this statement. Please see the annotated proxy materials attached hereto.

Information about the Leza Nominees, page 2

          Comment

          7.   Please briefly describe the proxy contests referenced in Mr. Leza’s employment history. Specifically, disclose whether any of the contests related to Rackable Systems, the dates of the contests, the nature of each, the companies involved and the outcomes.

          Response

          Completed. Please see the annotated proxy materials attached hereto.

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Richard L. Leza, Jr.

          Comment

8.          In describing the work experience for Mr. Montoya, please disclose the complete five-year employment history and include dates during which he worked at the various places of employment cited. Ensure also that you provide the dates during which Mr. Montoya served on the various boards of directors that are referenced.

          Response

          Completed. Please see the annotated proxy materials attached hereto. Note that Mr. Montoya ’s “director” experience was position related, (e.g., Director, Technical Marketing; Director, Engineering). We thought we were properly distinguishing its meaning by putting it between “manager” and “executive roles,” but we have tried to clarify it further by labeling it “director-level.” Please advise as to whether this is adequate terminology, as we are not trying to confuse his experience.

Voting Procedures, page 3

“How do I vote by proxy?” page 4

          Comment

9.          You refer to voting by telephone and via the Internet but have not included a voting instruction form or instructions on the proxy card. Please revise to provide this information or advise.

          Response

          In the phrase just before the bullets that mention voting via telephone, Internet or by mail, I specify that these options are only if the shares are held by a bank or broker. I do not plan to use telephone or Internet voting with record holders, so there are no instructions on the proxy card itself, as mail will be the only option. In terms of a voting instruction form for the banks and brokers who wish to vote via telephone or Internet, the form will be created by an intermediary. I will have no control over that form, no input in its creation, and will not even see it before it is sent out, so my understanding is that it does not need to be included in my filing. Please advise.

“What if I want to revoke my proxy? ” page 4

          Comment

10.        Please clarify that a proxy returned to Mr. Leza may be revoked by delivering a later-dated proxy or written notice to either Mr. Leza or to the company.

          Response

          Completed. Please see the annotated proxy materials attached hereto.

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Richard L. Leza, Jr.

Proxy Solicitation and Expenses, page 6

          Comment

11.        You disclose that you “may” seek re imbursement from the company for costs “particularly if the Leza Nominees are elected” to the board. Please disclose what factors will affect your decision to seek or not to seek reimbursement in either case. Similarly, disclose what factors will affect your decision regarding whether it is “necessary” to submit the question of such reimbursement to a vote of securities holders. See Item 4 (b)(5) of Schedule 14A.

          Response

          I have changed the paragraph to simply say I “will” seek reimbursement and made my disclosures accordingly. Please see the annotated proxy materials attached hereto.

          Comment

12.        We note that solicitations may be made using numerous methods. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in e-mail correspondence and information posted on web sites and chat rooms as well as in print advertising, television and radio must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please conform your understanding.

          Response

          I understand that all written soliciting materials must be filed under the cover of Schedule 14A.

Other Matters to be Voted Upon, page 6

          Comment

13.        Please revise the statement that appears in this section to include the appropriate limitations on your discretionary authority as described in Rule 14a-4(c)(3) of Regulation 14A.

          Response

          Completed. Please see the annotated proxy materials attached hereto.

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Richard L. Leza, Jr.

Annex A

Additional Information about the Leza Nominees, page 9

          Comment

14.        Please note that the related persons transactions required to be disclosed under Item 404(a) of Item S-K, applicable to you by paragraph (b)(xi) of Item 5 of Schedule 14A are those transactions where the amount involved exceeds $120,000, not $60,000 as indicated in your disclosure. Please revise accordingly.

          Response

          Completed. Please see the annotated proxy materials attached hereto.

Form of Proxy

          Comment

15.        Please revise to indicate that the proxy cards are “preliminary copies.” Refer to Rule 14a-6(e)(1).

          Response

          Completed. Please see the annotated proxy materials attached hereto.

          Comment

16.        Please revise to include the affirmative statement required by Rule 14a-4(d)(iv) of Schedule 14A. Note that Rule 14a-4(d) permits you to seek authority to vote for nominees named in the registrant’s proxy statement provided you comply with subparagraphs (d)(i) through (d)(iv) of the rule.

          Response

          In the first full paragraph under the voting boxes, the second to last sentence reads, “There is no assurance that any of the Rackable Systems nominees will serve as directors if a Leza Nominee is elected to the Board.” This was originally included to address Rule 14a-4(d)(iv). Please advise what I have specifically done wrong, so that I may correct it.

In connection with my response to your comments, as requested, I acknowledge that:

•	I am responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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Richard L. Leza, Jr.

•	I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact me at: (626) 235-1100.

Thanking you in advance,

/s/ Richard L. Leza, Jr.

Richard L. Leza, Jr.

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